UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02017078

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of 21st February 2002

ALLIED IRISH BANKS, public limited company

(Translation of registrant's name into English)

Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-_______.]

Item 5. Other items

On 6 February 2002, the Group announced that investigations had commenced into foreign exchange trading operations at its US subsidiary, Allfirst Bank. As discussed in the attached Preliminary Announcement of Results the investigations have indicated that certain suspected fraudulent activities have given rise to losses in the amount of US$ 691.2m. The periods in which the losses arose extend back to 1997. In accordance with Irish GAAP the total costs arising from the suspected fraud have been reflected by way of an exceptional pre-tax charge of EUR 789 million (after tax EUR 513 million) in the accounts for the year ended 31 December 2001.

Under US reporting requirements, the filing of the 2001 financial statements will effectively constitute a reissue of the financial statements for prior years. Accordingly, in the financial information provided to US investors the Irish GAAP statements for prior years will require to be restated in accordance with US Generally Accepted Accounting Standards.

Item 7. Financial Statements and Exhibits

(c) Exhibits

Insert to AIB Preliminary Announcement of 2001 Results

Preliminary Announcement of Results 2001

AIB Group
Corporate Relations
and Communications
Bankcentre
Ballsbridge
Dublin 4

Telephone 01 660 0311
Facsimile 01 660 4715

INSERT TO AIB PRELIMINARY ANNOUNCEMENT OF 2001 RESULTS
WEDNESDAY 20 FEBRUARY 2002

STATEMENT BY MICHAEL BUCKLEY, AIB GROUP CHIEF EXECUTIVE

"AIB Group's attributable profit in 2001 amounted to €484 million - €997 million before the exceptional item relating to the suspected fraud at Allfirst Treasury. The losses arising from the suspected fraud have been finalised at an amount of US $691 million (€789 million).

"The periods in which the losses arose extend back to 1997. In accordance with Irish GAAP, AIB is accounting for this loss and related costs, which after tax amount to €513 million, in the 2001 accounts.

"The suspected fraud at Allfirst Treasury is now the subject of an independent investigation instituted by the AIB Board and headed by the eminent US banking figure, Eugene A. Ludwig. Mr Ludwig is due to make a report on this investigation by 9 March 2002, which will then be considered by the AIB Board. The AIB Board will make public the findings and recommendations of this investigation. Details of actions the AIB Board will take as a result of the investigation will also be released.

"Excluding the impact of the Allfirst loss, these results show that in 2001 AIB delivered:

- A solid performance in a turbulent year.
- A 12% rise in adjusted earnings per share.
- A 13% increase in total dividend.

"The suspected fraud has been a substantial blow to all AIB stakeholders. AIB remains a well-capitalised profitable company with a thriving retail and commercial banking business. I am determined to spare no effort in repairing the damage we have suffered."

STATEMENT BY MR EUGENE A. LUDWIG, HEAD OF ALLFIRST INVESTIGATION

"The investigation is proceeding vigorously. It is my intention to report on the status of the investigation and provide findings to the AIB Board by March 9.

"My highest priority is to conduct a careful and thorough review of this situation. This includes pursuing the probability that the Bank was defrauded.

"I am satisfied that the scope of the investigation is sufficiently wide that it will allow me to establish what happened and will enable the AIB Board to take any further actions that are appropriate to protect the strength and integrity of the enterprise."

ENDS INSERT

Embargo 7.00 am Wednesday 20 February 2002

Media Release

Allied Irish Banks, p.l.c.
Preliminary Announcement of Results
31 December 2001



Allied Irish Banks, p.l.c.

Preliminary Announcement of Results

Wednesday 20 February 2002

www.aibgroup.com

www.aibgroup.com/pressoffice

www.aibgroup.com/investorrelations

AIB Group Annual Results 2001

Attributable profit of € 484m (€ 997m before exceptional item[1])

Cost of exceptional item[1] € 789m pre-tax; € 513m after-tax

Earnings per share

- *Basic EUR 56.2c - down 39%*
- *Adjusted EUR 119.4c - up 12%[2]*
- *Underlying - up 8%[3]*

Profit before taxation € 612m, down 47% (€ 1,401m before exceptional item[1], up 10%)

Strong asset quality

- *Non-performing loans at 2.0% of total loans (0.8% excluding Poland)*
- *Non-specific provisions € 454m or 0.9% of average loans, approximately three times current bad debt experience*
- *Bad debt provision charge 0.36% (including a € 50m additional unallocated credit provision)*

Tier 1 capital ratio 6.5%

Total dividend up 13%

[1] The exceptional item in 2001 was the cost of suspected fraud at Allfirst treasury operations (see comment on page 3 for further details).

[2] Before goodwill amortisation and the exceptional items in both years.

[3] Before goodwill amortisation and excluding the profit from the sale of AIB's interest in KCH, Poland restructuring costs, additional unallocated credit provision, the impact of the implementation of FRS 17 on retirement benefits and the exceptional items in both years.

Exceptional foreign exchange dealing losses

On 6 February 2002, the Group announced that investigations had commenced into foreign exchange trading operations at its US subsidiary, Allfirst Bank. The investigations have indicated that certain suspected fraudulent activities have given rise to losses in the amount of US$ 691.2 million. In accordance with Irish GAAP the total costs arising from the suspected fraud have been reflected by way of an exceptional charge of € 789 million (tax credit € 276 million) in the accounts for the year ended 31 December 2001. The reduction in attributable profit was € 513 million.

The 2001 results include the profit from the sale of AIB's interest in Keppel Capital Holdings Ltd. ('KCH'), Poland restructuring costs, an additional unallocated credit provision and the exceptional item. The profit on ordinary activities before taxation was € 612 million and the adjusted earnings per share, which is before goodwill amortisation and the exceptional item, was EUR 119.4c. The following table shows the impact of the above items on the profit before taxation and adjusted earnings per share.

Year ended 31 December 2001	Earnings per share	Profit before taxation € m
As reported		**612**
Exceptional foreign exchange dealing losses		**(789)**
As reported - before exceptional item	**119.4c[1]**	**1,401**
Profit from the sale of AIB's interest in KCH	**10.8c**	**93**
Poland restructuring costs	**(2.3c)**	**(38)**
Additional unallocated credit provision	**(5.1c)**	**(50)**
Net impact on adjusted earnings per share/pre-tax profit	**3.4c**	**5**
Base for 2002 comparison with 2001	**116.0c**	**1,396**

The adjusted earnings per share as a base for 2002 comparison with 2001 is EUR 116.0c.

Implementation of FRS 17 – Retirement benefits

The Group has adopted FRS 17 in its accounts for the year ended 31 December 2001 and prior year results have been restated. The profit and loss impact of FRS 17 *(notes 1 & 11)* is summarised as follows:

Profit before taxation - before exceptional items[2]	Year 2001 €m	Year 2000 € m	Year 1999 € m
Before FRS 17	**1,362**	1,251	1,132
Implementation of FRS 17	**39**	23	31
As reported	**1,401**	1,274	1,163

The pension scheme surplus of € 255 million at 31 December 2001 is reflected as an asset in the balance sheet with a corresponding credit to revenue reserves. It is not included in the calculation of the tier 1 and total capital ratios.

[1] Adjusted - before goodwill amortisation and the exceptional item.

[2] Before exceptional items – see note 5 of this release in relation to the 2000 exceptional item.

Allied Irish Banks, p.l.c. (AIB Group) today announced its results for the year ended 31 December 2001.

The results include an exceptional item of € 513 million after taxation in respect of the loss incurred relating to the suspected fraud at Allfirst treasury operations. Profit attributable to ordinary shareholders amounted to € 484 million, a 38% decrease over the year ended 31 December 2000. Basic earnings per share for the year amounted to EUR 56.2c, a decrease of 39%. Adjusted earnings per share, which excludes goodwill amortisation and the exceptional item, increased by 12% to EUR 119.4c.

Dividend

The Board is recommending a final dividend payable on 26 April 2002 of EUR 28.40c per share to shareholders on the company's register of members at the close of business on 1 March 2002. The final dividend, together with the interim dividend of EUR 15.40c per share, amounts to a total dividend of EUR 43.80c per share, an increase of 13% on 2000.

For further information please contact:

Declan Mc Sweeney
Chief Financial Officer
Bankcentre
Dublin
353-1-660-0311
Ext. 14954

Alan Kelly
Head of Capital & Group Investor Relations
Bankcentre
Dublin
353-1-660-0311
Ext. 12162

Catherine Burke
Head of Corporate Relations
Bankcentre
Dublin
353-1-660-0311
Ext. 13894

This results announcement and a detailed informative presentation can be viewed on our internet site at www.aibgroup.com/investorrelations

Forward looking statements

A number of statements we make in this document will not be based on historical fact, but will be "forward-looking" statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected in the "forward-looking" statements. Factors that could cause actual results to differ materially from those in the "forward-looking" statements include, but are not limited to, global, national, regional economic conditions, levels of market interest rates, credit or other risks of lending and investment activities, competitive and regulatory factors and technology change.

Financial highlights

	2001 € m	2000 Restated € m	1999 Restated € m
Results			
Total operating income[1]	**3,786**	3,397	2,893
Group profit before taxation[1]	**1,401**	1,274	1,163
Profit attributable	**484**	784	786
Profit retained	**41**	379	453
Per € 0.32 ordinary share			
Earnings – basic	**56.2c**	91.6c	92.5c
Earnings – adjusted *(note 15)*	**119.4c**	106.7c	93.5c
Earnings – diluted	**55.9c**	91.0c	91.6c
Dividend	**43.80c**	38.75c	33.70c
Dividend cover – times	**1.3**	2.3	2.7
Net assets	**551c**	566c	518c
Performance measures			
Return on average total assets[1]	**1.28%**	1.27%	1.36%
Return on average ordinary shareholders' equity[2]	**20.5%**	21.6%	23.5%
Balance sheet			
Total assets	**88,837**	80,250	67,807
Shareholders' funds: equity interests	**4,851**	4,944	4,460
Loans etc	**57,445**	50,239	43,127
Deposits etc	**72,813**	65,210	55,241
Capital ratios			
Tier 1 capital	**6.5%**	6.3%	6.4%
Total capital	**10.1%**	10.8%	11.3%

[1] *Adjusted to exclude the exceptional foreign exchange dealing losses in 2001 (note 7(b)) and the impact of the deposit interest retention tax settlement in 2000 (note 5).*

[2] *Adjusted to exclude the impact of FRS 17 in all years (notes 1 & 11), the exceptional foreign exchange dealing losses in 2001 (note 7(b)) and the impact of the deposit interest retention tax settlement in 2000 (note 5).*

Consolidated profit and loss account

	Notes	2001 €m	2000 Restated €m	1999 Restated €m
Interest receivable:				
Interest receivable and similar income arising from debt securities and other fixed income securities		**1,198**	1,140	833
Other interest receivable and similar income	3	**4,148**	3,987	3,009
Less: interest payable	4	**(3,053)**	(3,105)	(2,072)
Deposit interest retention tax	5	**–**	(113)	–
Net interest income		**2,293**	1,909	1,770
Other finance income	6	**67**	71	71
Dividend income		**11**	6	2
Fees and commissions receivable		**1,258**	1,101	909
Less: fees and commissions payable		**(128)**	(108)	(93)
Dealing profits	7(a)	**92**	103	74
Exceptional foreign exchange dealing losses	7(b)	**(789)**	–	–
Other operating income	8	**193**	202	160
Other income		**637**	1,304	1,052
Total operating income		**2,997**	3,284	2,893
Before exceptional items		**3,786**	3,397	2,893
Exceptional foreign exchange dealing losses	7(b)	**(789)**	–	–
Deposit interest retention tax	5	**–**	(113)	–
Administrative expenses:				
Staff and other administrative expenses	9(a)	**2,051**	1,826	1,531
Integration costs in continuing businesses	9(b)	**38**	–	–
		2,089	1,826	1,531
Depreciation and amortisation	10	**195**	171	127
Total operating expenses		**2,284**	1,997	1,658
Group operating profit before provisions		**713**	1,287	1,235
Before exceptional items		**1,502**	1,400	1,235
Exceptional foreign exchange dealing losses	7(b)	**(789)**	–	–
Deposit interest retention tax	5	**–**	(113)	–
Provisions for bad and doubtful debts	17	**179**	133	85
Provisions for contingent liabilities and commitments		**19**	2	2
Amounts written off/(written back) fixed asset investments		**6**	(1)	5
Group operating profit – continuing activities		**509**	1,153	1,143
Before exceptional items		**1,298**	1,266	1,143
Exceptional foreign exchange dealing losses	7(b)	**(789)**	–	–
Deposit interest retention tax	5	**–**	(113)	–
Income from associated undertakings		**4**	3	3
Profit on disposal of property		**6**	5	2
Profit on disposal of business	12	**93**	–	15
Group profit on ordinary activities before taxation *(carried forward)*		**612**	1,161	1,163
Before exceptional items		**1,401**	1,274	1,163
Exceptional foreign exchange dealing losses	7(b)	**(789)**	–	–
Deposit interest retention tax	5	**–**	(113)	–

Consolidated profit and loss account *(continued)*

	Notes	2001 €m	2000 Restated €m	1999 Restated €m
Group profit on ordinary activities before taxation *(brought forward)*		**612**	1,161	1,163
Taxation on ordinary activities	13	**55**	319	333
Group profit on ordinary activities after taxation		**557**	842	830
Equity and non-equity minority interests in subsidiaries	14	**23**	38	28
Dividends on non-equity shares		**50**	20	16
		73	58	44
Group profit attributable to the ordinary shareholders of Allied Irish Banks, p.l.c.		**484**	784	786
Dividends on equity shares		**380**	335	288
Transfer to reserves		**63**	70	45
		443	405	333
Profit retained		**41**	379	453
Earnings per €0.32 ordinary share – basic	15(a)	**56.2c**	91.6c	92.5c
Earnings per €0.32 ordinary share – adjusted	15(b)	**119.4c**	106.7c	93.5c
Earnings per €0.32 ordinary share – diluted	15(c)	**55.9c**	91.0c	91.6c

Consolidated balance sheet

31 December 2001

	Notes	2001 €m	2000 Restated €m
Assets			
Cash and balances at central banks		**1,175**	938
Items in course of collection		**1,536**	1,116
Central government bills and other eligible bills		**49**	297
Loans and advances to banks		**6,047**	4,193
Loans and advances to customers	16	**51,216**	45,880
Securitised assets		**1,099**	933
Less: non-returnable proceeds		**(917)**	(767)
		182	166
Debt securities	18	**20,082**	18,986
Equity shares		**332**	412
Interests in associated undertakings		**10**	8
Intangible fixed assets	19	**495**	466
Tangible fixed assets		**1,305**	1,127
Own shares		**245**	177
Other assets		**1,260**	1,645
Prepayments and accrued income		**2,080**	1,835
Pension asset	11	**255**	625
Long-term assurance business attributable to shareholders	20	**304**	238
		86,573	78,109
Long-term assurance assets attributable to policyholders	20	**2,264**	2,141
		88,837	80,250
Liabilities			
Deposits by banks		**13,223**	12,478
Customer accounts	21	**54,557**	48,437
Debt securities in issue		**5,033**	4,295
Other liabilities		**3,272**	3,079
Accruals and deferred income		**2,159**	1,684
Provisions for liabilities and charges		**71**	43
Deferred taxation		**300**	364
Subordinated liabilities		**2,020**	2,249
Equity and non-equity minority interests in subsidiaries	22	**312**	272
Share capital		**291**	288
Share premium account		**1,926**	1,877
Reserves		**959**	401
Profit and loss account		**2,450**	2,642
Shareholders' funds		**5,626**	5,208
		86,573	78,109
Long-term assurance liabilities to policyholders	20	**2,264**	2,141
		88,837	80,250

Consolidated cash flow statement

	2001 € m	2000 Restated € m	1999 Restated € m
Net cash inflow from operating activities	**231**	2,433	3,191
Dividends received from associated undertakings	**4**	–	2
Returns on investments and servicing of finance	**(131)**	(184)	(108)
Equity dividends paid	**(334)**	(228)	(215)
Taxation	**(242)**	(199)	(237)
Capital expenditure	**700**	(3,004)	(1,405)
Acquisitions and disposals	**(59)**	2	(391)
Financing	**208**	164	640
Increase/(decrease) in cash	**377**	(1,016)	1,477

Reconciliation of Group operating profit to net cash inflow from operating activities	2001 € m	2000 Restated € m	1999 Restated € m
Group operating profit	**509**	1,153	1,143
Increase in prepayments and accrued income	**(199)**	(607)	(20)
Increase in accruals and deferred income	**429**	355	351
Provisions for bad and doubtful debts	**179**	133	85
Provisions for contingent liabilities and commitments	**19**	2	2
Amounts written off/(written back) fixed asset investments	**6**	(1)	5
Increase in other provisions	**19**	11	1
Depreciation and amortisation	**202**	171	127
Amortisation of own shares	**2**	1	–
Profit on disposal of business	**93**	–	15
Interest on subordinated liabilities	**133**	155	95
Profit on disposal of debt securities and equity shares	**(21)**	(23)	(31)
Averaged gains on debt securities held for hedging purposes	**(24)**	(16)	(18)
Profit on disposal of associated undertakings	**(1)**	(5)	(3)
Amortisation of (discounts)/premiums on debt securities held as financial fixed assets	**(7)**	(2)	13
Increase in long-term assurance business	**(66)**	(72)	(47)
Net cash inflow from trading activities	**1,273**	1,255	1,718
Net increase in deposits by banks	**452**	3,621	479
Net increase in customer accounts	**4,647**	4,854	2,545
Net increase in loans and advances to customers	**(4,281)**	(5,812)	(5,398)
Net (increase)/decrease in loans and advances to banks	**(1,588)**	(1,015)	2,748
Decrease/(increase) in central government bills	**274**	445	(414)
Net increase in debt securities and equity shares held for trading purposes	**(1,394)**	(710)	(542)
Net (increase)/decrease in items in course of collection	**(374)**	(160)	192
Net increase/(decrease) in debt securities in issue	**533**	(266)	1,912
Net increase in notes in circulation	**44**	23	16
Decrease/(increase) in other assets	**460**	(595)	(289)
Increase in other liabilities	**279**	674	126
Effect of exchange translation and other adjustments	**(94)**	119	98
	(1,042)	1,178	1,473
Net cash inflow from operating activities	**231**	2,433	3,191

Statement of total recognised gains and losses

	2001 €m	2000 Restated €m	1999 Restated €m
Group profit attributable to the ordinary shareholders	**484**	784	786
Currency translation differences on foreign currency net investments	**145**	130	288
Actuarial (loss)/gain recognised in retirement benefit schemes *(note 11)*	**(402)**	(201)	551
Total recognised gains relating to the year	**227**	713	1,625
Prior year adjustment *(note 1)*			
Prior to 1 January 1999	**224**		
Year ended 31 December 1999	**585**		
Year ended 31 December 2000	**(161)**		
	648		
Total recognised gains/(losses) since last annual report	**875**		

Reconciliation of movements in shareholders' funds

	2001 €m	2000 Restated €m	1999 Restated €m
Group profit attributable to the ordinary shareholders	**484**	784	786
Dividends on equity shares	**380**	335	288
	104	449	498
Other recognised gains relating to the year	**160**	150	325
Actuarial (loss)/gain recognised in retirement benefit schemes *(note 11)*	**(402)**	(201)	551
New ordinary share capital subscribed	**37**	27	28
Ordinary shares issued in lieu of cash dividend	**23**	78	39
Goodwill written back	**–**	–	1
Issue of reserve capital instruments *(note 23)*	**496**	–	–
Net addition to shareholders' funds	**418**	503	1,442
Opening shareholders' funds	**5,208**	4,705	3,039
Prior year adjustment *(note 1)*	**–**	–	224
Closing shareholders' funds	**5,626**	5,208	4,705
Shareholders' funds:			
Equity interests	**4,851**	4,944	4,460
Non-equity interests	**775**	264	245
	5,626	5,208	4,705

Note of historical cost profits and losses

Reported profits on ordinary activities before taxation would not be materially different if presented on an unmodified historical cost basis.

Exceptional foreign exchange dealing losses

On 6 February 2002, the Group announced that investigations had commenced into foreign exchange trading operations at its US subsidiary, Allfirst Bank. The investigations have indicated that certain suspected fraudulent activities have given rise to losses in the amount of US$ 691.2 million. The periods in which the losses arose extend back to 1997. In accordance with Irish GAAP the total costs arising from the suspected fraud have been reflected by way of an exceptional charge of € 789 million (tax credit € 276 million) in the accounts for the year ended 31 December 2001. The reduction in attributable profit was € 513 million.

Treatment of exceptional foreign exchange dealing losses for US reporting purposes

Under US reporting requirements, the filing of the 2001 financial statements will effectively constitute a reissue of the financial statements for prior years. Accordingly, in the financial information provided to US investors the Irish GAAP statements for prior years will require to be restated in accordance with US Generally Accepted Accounting Standards.

Implementation of Financial Reporting Standard 17 – Retirement benefits ('FRS 17')

The Group has adopted FRS 17 in the accounts for the year ended 31 December 2001. Prior year results have been restated. Details of the change are included in note 1 of this release. This change in accounting policy increased profit on ordinary activities before taxation by € 39 million in 2001 (2000: € 23 million). This will be a recurring item and it is expected, based on current assumptions, that the benefit in 2002 will be broadly similar to 2001. Under FRS 17 the net surplus within a pension scheme is recognised as an asset on the balance sheet, net of deferred tax, with a corresponding credit to revenue reserves. It is not included in the calculation of the tier 1 and total capital ratios.

Change in divisional structure

Under the new structure, announced in February 2001, AIB Bank division was divided into AIB Bank Republic of Ireland and AIB Bank Great Britain & Northern Ireland ('AIB Bank GB & NI'). A new division, Enterprise Networks and eBusiness, was also established.

Summary profit and loss account

	Year 2001 as reported € m	Exceptional item € m	Year 2001 before exceptional € m	Year 2000 restated before exceptional[1] € m	% Change excl. exceptionals
Net interest income	**2,293**	**-**	**2,293**	2,022	*13*
Other finance income *(FRS 17 - see note 11)*	**67**	**-**	**67**	71	*-6*
Other income	**637**	**789**	**1,426**	1,304	*9*
Total operating income	**2,997**	**789**	**3,786**	3,397	*11*
Staff costs	**1,348**	**-**	**1,348**	1,192	*13*
Other costs	**703**	**-**	**703**	634	*11*
Integration costs in continuing business	**38**	**-**	**38**	-	-
Depreciation and amortisation	**195**	**-**	**195**	171	*14*
Total operating expenses	**2,284**	**-**	**2,284**	1,997	*14*
Group operating profit before provisions	**713**	**789**	**1,502**	1,400	*7*
Provisions for bad and doubtful debts	**179**	**-**	**179**	133	*34*
Other provisions	**25**	**-**	**25**	1	-
Total provisions	**204**	**-**	**204**	134	*52*
Group operating profit - continuing activities	**509**	**789**	**1,298**	1,266	*3*
Income from associated undertakings	**4**	**-**	**4**	3	-
Profit on disposal of property	**6**	**-**	**6**	5	-
Profit on disposal of business	**93**	**-**	**93**	-	-
Group profit on ordinary activities before taxation	**612**	**789**	**1,401**	1,274	*10*

Group profit on ordinary activities before taxation at € 612 million was down 47%. Excluding exceptional items in both years, Group profit on ordinary activities before taxation at € 1,401 million was up 10%. Adjusted earnings per share *(note 15)* at EUR 119.4c per share showed an increase of 12%. The second half-year profit on ordinary activities before taxation[2] of € 716 million was up 4% on the first half. Slower economic conditions in the second half were exacerbated by 11 September 2001 events in the US and had an impact on subsequent revenue growth across the Group, however asset quality remained strong.

[1] See note 5 of this release in relation to the 2000 exceptional item.

[2] Before exceptional item.

The following commentary on the profit and loss account and balance sheet headings is based on underlying percentage growth adjusting for the impact of currency movements.

"Strong loan and deposit growth, 10% and 11% respectively"
"Net interest margin at 3.03%, up 1 basis point on 2000"

Net interest income

Net interest income increased by 11% to € 2,293 million compared with the year 2000. Loans to customers and customer accounts increased by 10% and 11% respectively.

Loans to customers and customer accounts *(excluding money market funds and currency factors)*

% change December 2001 v December 2000	Risk weighted assets *% Change*	Loans to customers *% Change*	Customer accounts *% Change*
Republic of Ireland	16	14	14
Northern Ireland	8	8	3
Britain	18	18	18
USA	4	-1	10
Poland	4	11	9
AIB Group	11	10	11

The divisional commentary on pages 17 to 22 contains additional comments on the key business trends in relation to loans to customers and customer accounts.

Net interest margin

Half-year Dec 2001 %	Half-year June 2001 %	*Basis Points Change*		**Year 2001 %**	Year 2000 %	Basis *Points Change*
2.72	2.67	*+5*	Domestic	**2.69**	2.75	*-6*
3.50	3.16	*+34*	Foreign	**3.34**	3.23	*+11*
3.12	2.93	*+19*	Total	**3.03**	3.02	*+1*

Average interest earning assets

Half-year Dec 2001 € m	Half-year June 2001 € m	*% Change*		**Year 2001 € m**	Year 2000 € m	*% Change*
37,541	33,258	*13*	Domestic	**35,417**	29,819	*19*
40,308	40,042	*1*	Foreign	**40,176**	37,207	*8*
77,849	73,300	*6*	Total	**75,593**	67,026	*13*

The net interest margin amounted to 3.03%, an increase of 1 basis point on 2000. There was a 22 basis point increase in the Allfirst margin reflecting higher loan margins and positioning to benefit from lower interest rates. In Capital Markets the margin was higher also due to positioning for lower interest rates. These increases were partly offset by tighter deposit margins across the Group, particularly in Poland where interest rates reduced by 7.5% during 2001. The margin in AIB Bank Republic of Ireland was broadly stable. The domestic margin benefited by 3 basis points from interest earned on € 500 million tier 1 capital raised in February 2001.

"Foreign exchange dealing losses of € 789 million in relation to suspected fraud at Allfirst treasury"
"Banking fees and commissions up 17%"
"Continued investment in Poland and Allied Irish America"

Other income

Other income at €637 million decreased by 51% in the year under review. Excluding the exceptional item, other income was up 5% and as a percentage of total operating income was 39.4%.

Other income	Year 2001 € m	Year 2000 € m	*Underlying % Change excl exceptional*
Dividend income	**11**	6	*62*
Banking fees and commissions	**962**	807	*17*
Asset management fees	**185**	187	*-2*
Investment banking fees	**111**	107	*4*
Fees and commissions receivable	**1,258**	1,101	*12*
Less: fees and commissions payable	**(128)**	(108)	*16*
Dealing profits	**92**	103	*-11*
Exceptional foreign exchange dealing losses	**(789)**	–	–
Contribution of life assurance company	**84**	95	*-12*
Other	**109**	107	*-5*
Other operating income *(see note 8 of this release)*	**193**	202	*-8*
Total other income	**637**	1,304	*5*

Banking fees and commissions increased reflecting higher business volumes with strong growth in retail banking, corporate banking and credit card revenues and the inclusion of Community Counselling Service Co., Inc ('CCS') in the USA which was acquired in May 2001. Asset management fees were impacted by the decline in equity markets which resulted in a fall in asset values and client volumes. Investment banking fees were up 4% due to growth in corporate finance fees and international financial services activities. Dealing profits were down due to lower profit on trading securities. Dealing profits reflect trading income and exclude interest payable and receivable arising from these activities. Ark Life profit was down 12% reflecting lower product margins as a result of a change in mix of sales with customers opting for a larger proportion of risk averse products reflecting weaker investment markets. The reduction in equity values also had an influence on embedded value profits and the year 2000 benefited from a higher impact of recognising reduced corporation tax rates in the Republic of Ireland.

Total operating expenses

Operating expenses excluding integration costs in continuing businesses at €2,246 million were up 10% compared with 2000.

Operating expenses	Year 2001 € m	Year 2000 € m	*Underlying % Change*
Staff costs	**1,348**	1,192	*11*
Other costs	**703**	634	*9*
Depreciation and amortisation	**195**	171	*11*
Operating expenses before integration costs	**2,246**	1,997	*10*
Integration costs in continuing businesses	**38**	–	–
Total operating expenses	**2,284**	1,997	*12*

Operating expenses included the operating costs of CCS and some one-off items. The material items impacting on the growth included euro conversion costs, market related salary adjustments in Ireland and the USA and health insurance costs in the USA, an industry wide factor. In addition, there were costs relating to the investment in and expansion of our businesses in Poland and Allied Irish America. Excluding these costs and euro conversion, cost growth was circa 8% with the outcome in 2002 expected to be approximately 6%. The Group's tangible cost income ratio, excluding exceptional items, goodwill amortisation and integration costs in continuing businesses, was 58.5% compared to 58.0% for the year to December 2000.

Integration costs in continuing businesses related to the merger of WBK and BZ in Poland.

"Additional unallocated credit provision of € 50 million created"

"Non-specific provisions in the balance sheet represent approximately three times current bad debt experience"

Provisions

Total provisions were € 204 million compared with € 134 million in 2000.

Provisions	**Year 2001 € m**	Year 2000 € m
Bad and doubtful debts	**179**	133
Contingent liabilities	**19**	2
Amounts written off/(written back) fixed asset investments	**6**	(1)
Total provisions	**204**	134

The provision for bad and doubtful debts in the year to December 2001 was € 179 million compared with € 133 million in 2000, however 2001 contains an additional unallocated credit provision of € 50 million. The provision is designed to provide an additional provision pool at Group level against the potential impact that the international macroeconomic downturn may have had on asset quality. Total non-specific provisions amounted to € 454 million at December 2001 representing 0.9% of average loans which is approximately three times current bad debt experience. Including the additional unallocated € 50 million credit provision, the charge in 2001 amounted to 0.36% of average loans compared with 0.30% of average loans in 2000.

In AIB Bank Republic of Ireland and AIB Bank GB & NI, asset quality remained strong with non-performing loans at 0.9% and 1.3% of loans respectively.

In Allfirst, profit and loss provisions remained at the same level as 2000. Non-performing assets decreased from US$ 108 million at 31 December 2000 to US$ 89 million at 31 December 2001, however the underlying trend is more reflected in a US$ 2 million increase since 30 June 2001. Coverage for non-performing loans is now almost 200%.

In Poland, provisions reduced due to the use of fair value provisions created on acquisition and slightly better bad debt experience in Bank Zachodni WBK ('BZWBK'). Non-performing loans at 18% as a percentage of total loans remained at the same level as 31 December 2000.

Group non-performing loans as a percentage of total loans amounted to 2.0% or 0.8% excluding Poland, and coverage for non-performing loans remained strong at 97% (168% excluding Poland).

The provision for contingent liabilities and commitments in the year to December 2001 was € 19 million compared to € 2 million for 2000 due mainly to a provision in relation to one specific case.

Profit on disposal of business

AIB sold its interests in Keppel Capital Holdings Ltd. ('KCH') in August 2001. The financial impact from the sale was a profit of € 93 million. In addition, the 1999 Singapore $351 million three year senior bonds with warrants were fully redeemed at par.

Taxation

The taxation charge was € 55 million, or € 331 million excluding the exceptional item, compared with € 319 million in 2000. Excluding the exceptional item in both years the effective tax rate for 2001 was 23.6%, down from 25.8% in 2000. The effective tax rate was 25.3% excluding the KCH profit and the exceptional item. The decrease in this rate was mainly due to the reduction in the rate of Irish corporation tax and was also influenced by the geographic and business mix of profits.

Return on equity and return on assets

The adjusted return on equity, which excludes the impact of the exceptional item and FRS 17, was 20.5% compared with 21.6% in 2000. Under FRS 17 the surplus in the pension fund is recognised as an asset on the balance sheet, net of deferred tax, with a consequential increase in shareholders' funds (2001: € 280 million, 2000: € 648 million). Excluding the exceptional item the return on assets was 1.28% and the adjusted return on risk weighted assets, a measure of the efficient use of capital, was 1.66%.

"Assets under administration and custody increase by 26%"
"Satisfactory capital ratios – tier 1 6.5%; total capital 10.1%"
"Outlook remains positive – AIB looks forward to creating strong shareholder value into the medium term"

Balance sheet

Total assets at € 89 billion at 31 December 2001 were up € 9 billion since 31 December 2000, an increase of 8% on an underlying basis while loans to customers increased by 10% and customer accounts by 11%. The Polish zloty, US dollar and sterling strengthened against the euro by 10%, 6% and 3% respectively, resulting in reported balance sheet growth of 11%. Risk weighted assets increased by 14% to € 69 billion, 11% excluding currency factors.

Assets under management/administration and custody

Assets under management in the Group were € 38 billion at 31 December 2001. Assets under administration and custody increased from € 214 billion at 31 December 2000 to € 270 billion at 31 December 2001. This growth of 26% reflects principally the further success of the AIB joint venture with the Bank of New York which was established in 1997.

Capital ratios

The Group's capital ratios remained at a satisfactory level in 2001. Although negatively impacted by the exceptional foreign exchange dealing losses, the tier 1 ratio increased from 6.3% in 2000 to 6.5% at 31 December 2001 and the total capital ratio was 10.1%. Tier 1 capital increased by € 0.7 billion to € 4.5 billion reflecting the issue of € 500 million of 7.5% Step-up Callable Perpetual Reserve Capital Instruments on 5 February 2001 and stronger exchange rates. Tier 2 capital decreased by € 184 million since December 2000 reflecting redemptions of € 311 million, partly offset by currency movements.

Cash flow

As reflected in the consolidated cash flow statement, there was a net increase in cash of € 377 million during the year ended 31 December 2001. Net cash inflow from operating activities was € 231 million. There was a cash inflow from capital expenditure of € 700 million, consisting mainly of net disposals of debt and equity securities of € 998 million offset by expenditure on property and equipment of € 328 million. This cash inflow was offset by outflows of € 242 million for taxation and equity dividends of € 334 million. Financing, primarily the issue of the € 500 million reserve capital instruments, offset by the redemption of subordinated liabilities of € 311 million, generated a net cash inflow of € 208 million.

Euro

One of the most important challenges which AIB faced in 2001, was the preparation for the changeover to euro together with the distribution of euro notes & coins. Total cumulative spend on the conversion programme amounted to € 42 million (€ 26 million in 2001), principally related to systems development, customer communications and staff education programmes. It is estimated that further expenditure of € 3 million will be required in 2002 to complete the project.

Outlook

The loss of US$ 691 million arising from the suspected fraud at Allfirst has reduced attributable profit in 2001 by 51% and the tier 1 capital ratio to 6.5%. The Group's capital base is strong and is so regarded by regulators and rating agencies. Consequently, ongoing future performance of the Group will not be impaired by this reduction in capital.

Underlying earnings per share growth in 2001 amounted to 8% approximately. This translated into an adjusted earnings per share of EUR 116c as a base figure for 2002 comparison with 2001. In 2002 we are targeting mid single-digit growth in adjusted earnings per share. While our asset quality remains resilient, the current international economic outlook is uncertain, as is the potential impact of turbulent business conditions on our customers. The Irish economy remains fundamentally strong and competitive, there are signs of recovery in the United States, the United Kingdom has proved resilient and interest rates have reduced significantly in Poland, consequently there are signs for optimism particularly for the second half of 2002. Our franchises are deep across our markets, our focus on customer relationships is proving increasingly beneficial and productivity is planned to further improve in all divisions. We look forward to continuing to create strong shareholder value into the medium-term.

On a divisional basis profit is measured in euro and consequently includes the impact of currency movements. The profit statements by division have been restated to reflect the adoption of FRS 17 and the new divisional structure.

AIB Bank Republic of Ireland profit was € 562 million, up 9% on the year to December 2000

> ***"Strong growth in business volumes with loans up 13% and deposits up 14%"***
> ***"Cost income ratio reduces from 52% to 51%"***
> ***"Particularly strong performance in Home Mortgage lending-up 20%"***

AIB Bank Republic of Ireland *Retail and commercial banking operations in Republic of Ireland, Channel Islands, and Isle of Man; AIB Finance and Leasing; Card Services; and AIB's life and pensions subsidiary Ark Life Assurance Company.*

AIB Bank Republic of Ireland profit and loss account	Year 2001 € m	Year 2000 € m	% Change 2001 v 2000
Net interest income	**843**	738	*14*
Other finance income	**43**	46	*-6*
Other income	**359**	357	*1*
Total operating income	**1,245**	1,141	*9*
Total operating expenses	**641**	593	*8*
Operating profit before provisions	**604**	548	*10*
Provisions	**44**	36	*24*
Operating profit - continuing activities	**560**	512	*9*
Profit on disposal of property	**2**	4	*-33*
Profit on ordinary activities before taxation	**562**	516	*9*

Banking operations in the Republic of Ireland produced a strong performance despite a reduction in Irish GDP growth rate from 11.5% in 2000 to an estimated 6.5% in 2001. Profit increased due to good growth in business volumes, loans up 13% and customer accounts up 14% since December 2000. There was a notable 20% increase in Home Mortgage lending since December 2000, which was approximately 3% higher than the rest of the market. Deposit volumes were buoyant reflecting our strong customer base, and AIB led the market in the introduction of its Special Savings Incentive Account ('SSIA') products offering and achieved above its natural market share in these personal savings products by the year-end. AIB is confident that it will achieve an overall market leading position in SSIA's. AIB Finance and Leasing performed particularly well, benefiting from better margins and good growth in loan volumes.

Costs increased by 8% as a result of growth in business activity levels, some one-off euro costs, salary increases reflecting the National Programme for Prosperity and Fairness and a once-off realignment of salaries to market rates. Notwithstanding the increase in costs, efficiency improved and the cost income ratio reduced from 52% to 51%.

Ark Life marked its 10th anniversary with profit of € 84 million and another record year in new business sales. Profit was down 12% on 2000 reflecting lower product margins as a result of a change in mix of sales with customers opting for a larger proportion of risk averse products reflecting weaker investment markets. The reduction in equity values also had an influence on embedded value profits. In addition the year 2000 benefited from a higher impact of recognising reduced corporation tax rates in the Republic of Ireland. New regular premium business increased by 43% to € 147 million including a 12% increase in new regular pensions to € 31 million. Despite a difficult year for markets new single premium sales again exceeded a half billion euro at € 530 million. Annual Premium Equivalent (APE) sales were up 27% to € 200 million.

In 2001, AIB announced a joint initiative with An Post which will provide AIB customers with access to approximately 1,000 additional outlets for a specified range of transactions. The initiative will allow AIB customers to lodge and withdraw cash from their accounts using their local post office from the second half of 2002.

AIB Bank GB & NI profit was € 223 million, up 8% on the year to December 2000

"Strong growth in business volumes"
"Expansion of business through a focus on high potential sectors"
"Cost income ratio remained at 52%"

AIB Bank GB & NI *Retail and commercial banking operations in Great Britain and Northern Ireland.*

AIB Bank GB & NI profit and loss account	Year 2001 € m	Year 2000 € m	% Change 2001 v 2000
Net interest income	**336**	318	*6*
Other finance income	**3**	4	*-21*
Other income	**161**	151	*7*
Total operating income	**500**	473	*6*
Total operating expenses	**259**	248	*5*
Operating profit before provisions	**241**	225	*7*
Provisions	**19**	20	*-7*
Operating profit - continuing activities	**222**	205	*8*
Profit on disposal of property	**1**	–	–
Profit on ordinary activities before taxation	**223**	205	*8*

The increase in profit reflects good performances in both Northern Ireland and Britain in less buoyant economic conditions.

On a constant currency basis profit increased by 10% reflecting higher business volumes and good growth in fee income. Branch loans and deposits both increased by 8% with good performances in business loans, current accounts and index linked savings products. Operating costs were well managed with the cost income ratio remaining at 52%. Credit quality remained strong with the bad debt charge lower than 2000.

A focus on high potential sectors has yielded further expansion of the business, particularly from the professional sector. The not-for-profit sector is performing exceptionally well with a broadening of the target market to include universities and schools. Significant investment is planned with the objective of increasing business development capacity and the number of outlets. In the personal sector there was strong growth in the home mortgage book in line with our intention to focus on selected market segments.

USA reported a loss of € 434 million

Excluding the exceptional item[1] USA profit at € 355 million was up 8%	
Allfirst:	*"Net interest margin up 22 basis points"*
	"Electronic banking income up 17%, deposit service charges up 14%"
Allied Irish America:	*"Continued investment in not-for-profit business – San Francisco and Atlanta offices opened/Community Counselling Services ('CCS') acquired"*
	"Risk weighted assets increased by 27%, 41% increase in underlying fee income"

USA *includes Allfirst and Allied Irish America. Allfirst has banking operations in Maryland, Pennyslvania, Virginia and Washington DC. Allied Irish America includes retail and corporate operations in New York, Philadelphia, Los Angeles, Chicago, San Francisco and Atlanta and Community Counselling Services ('CCS').*

USA profit and loss account	Year 2001 as reported € m	Exceptional item[1] € m	Year 2001 before exceptional € m	Year 2000 € m	% *Change excl. exceptional*
Net interest income	584	–	584	537	*9*
Other finance income	2	–	2	4	*-46*
Other income	(343)	789	446	381	17
Total operating income	243	789	1,032	922	*12*
Total operating expenses	638	–	638	554	*15*
Operating profit before provisions	(395)	789	394	368	7
Provisions	39	–	39	38	*1*
(Loss)/profit on ordinary activities before taxation	(434)	789	355	330	*8*

The profit has reduced from € 355 million to a loss of € 434 million due to the suspected fraud at Allfirst treasury operations.

Allfirst - A 22 basis point increase in the net interest margin and a 4% increase in other income, excluding the exceptional item, contributed to total revenue growth of 4%. Highlights of the other income growth include a 17% increase in electronic banking income and a 14% increase in deposit service charges. SME and mid-market lending, which increased by 4%, was offset by curtailment of exposures to less attractive segments and the run-off of the residential mortgages portfolio following Allfirst's exit from this line of business in 1998. Core deposits increased by 10% partly due to a high level of short-term deposits at 31 December 2001. Costs were up 3% mainly due to higher pension and healthcare costs. Non-staff operating costs were down 5% compared with 2000.

Notwithstanding the exceptional loss, Allfirst capital ratios remained strong with the tier 1 ratio at 7.0% and the total capital ratio at 10.6%. Allfirst has trust preferred capital of US$ 397 million of which US$ 120 million is in excess of the regulatory 25% limit for inclusion within tier 1 capital. If this capital was included in tier 1 capital, the ratio would be 7.7%.

Allied Irish America - Profit was lower in 2001 due to substantial investment costs incurred in relation to the expansion of the geographic network and enhanced technology infrastructure. On an underlying basis there was strong growth in business volumes which was reflected in a 41% increase in underlying fee income and growth of 27% in risk weighted assets, mainly letters of credit.

The New York based Community Counselling Services Co., Inc. ('CCS') was acquired by the Group in May 2001. CCS is the largest consulting firm to the not-for-profit sector worldwide. CCS is engaged primarily in the design and direction of fundraising initiatives for national and international charities, religious organisations and educational institutions.

In January 2002, AIB announced that it had reached an agreement to acquire Ketchum Canada, Inc., a fundraising consultancy which operates across Canada with main offices in Toronto, Montreal, Calgary and Vancouver. Ketchum was founded in 1984 and has assisted more than 600 clients in the Canadian not-for-profit sector in raising approximately Canadian $1.5 billion.

[1] The exceptional item refers to the suspected fraud at Allfirst treasury operations.

Capital Markets profit was € 194 million, up 22% on the year to December 2000

"Substantial proportion of profit relates to customer activities"
"Record profit in Corporate Banking"

Capital Markets *Corporate Banking, Investment Banking and Treasury & International*

Capital Markets profit and loss account	Year 2001 € m	Year 2000 € m	% Change 2001 v 2000
Net interest income	**210**	127	*67*
Other finance income	**8**	8	–
Other income	**305**	304	*1*
Total operating income	**523**	439	*19*
Total operating expenses	**296**	265	*12*
Operating profit before provisions	**227**	174	*31*
Provisions	**38**	18	*111*
Operating profit - continuing activities	**189**	156	*22*
Income from associated undertakings	**5**	3	*47*
Profit on ordinary activities before taxation	**194**	159	*22*

The 22% growth in profit reflected buoyant customer activity and a strong treasury performance.

Corporate Banking had a record year, reporting a significant increase in profit. Loans were up 29% since December 2000 and fee income was particularly strong. In Ireland the business performed very well and completed a number of high profile transactions for large corporate clients. Business in Britain continued to grow strongly. The special finance unit which focuses on project and acquisition finance arranged and underwrote many significant debt financing deals. The New York business, which was launched in 2001, exceeded first year profit expectations despite the downturn in US economic activity. International business conducted from the IFSC also had a strong year.

Investment Banking profit declined due to reduced revenues resulting from lower asset values and client volumes in asset management and stockbroking businesses. The International Financial Services business has responded successfully to the decline in IFSC licensed activities with higher income streams from its activities in Switzerland and Hungary. There was a good increase in corporate finance fees, with our teams involved in many large transactions in the domestic market. There was a substantial growth in new business volumes in the custody/trustee/fund administration businesses.

Treasury & International reported strong growth in profit principally reflecting a substantially increased contribution from interest rate management activities. Treasury customer business also performed strongly, and the Group continued to maintain a strong liquidity position in euro, US dollar and sterling operations.

The division had higher credit and investment provisions reflecting the downturn in the global economic environment.

Poland profit was € 36 million for the period

> *"Profit was € 74 million before merger costs of € 38 million"*
> *"Successful merger of WBK and Bank Zachodni – staff restructuring programme underway"*
> *"Major investment in branch technology platform (pilot phase successfully launched) and continued expansion of the franchise"*

Poland *Bank Zachodni WBK ('BZWBK'), in which AIB has a 70.5% shareholding, together with its subsidiaries and associates.*

Poland profit and loss account	Year 2001 € m	Year 2000 € m	% Change 2001 v 2000
Net interest income	**275**	252	*9*
Other finance income	**–**	1	–
Other income	**163**	153	*6*
Total operating income	**438**	406	*8*
Operating expenses	**358**	296	21
Integration costs in continuing businesses	**38**	–	–
Total operating expenses[(1)]	**396**	296	21
Operating profit before provisions[(1)]	**42**	110	*-27*
Provisions	**9**	23	*-60*
Operating profit - continuing activities[(1)]	**33**	87	-19
Profit on disposal of property	**3**	1	–
Profit on ordinary activities before taxation[(1)]	**36**	88	*-16*

AIB successfully completed the merger of its Polish operations in 2001, bringing together WBK and Bank Zachodni to form Poland's fifth largest bank.

Excluding merger costs profit on ordinary activities before taxation was lower at € 74 million due to more difficult market conditions.

Revenue growth of 8% reflected slower economic conditions in Poland. Loans and deposits increased by 11% and 9% respectively. The net interest margin declined reflecting reduced deposit margins due to substantially lower interest rates. Other income growth of 6% reflected growth of 54% in card fees, a 12% increase in current account fees and branch commissions and a 7% increase in foreign exchange profits partly offset by lower brokerage revenue as a result of the fall in equity markets. On a constant currency basis costs increased by 12%. The increase included further progress in developing a new branch technology platform and the expansion of the franchise with 68 new branches opened and 67 new ATMs installed in 2001.

Provisions reduced from € 23 million to € 9 million reflecting the use of general provisions which were created on acquisition and slightly better bad debt experience in BZWBK.

[(1)] *Percentage growth excludes integration costs in continuing businesses.*

Enterprise Networks and eBusiness ('ENeB') - This division which was established in 2001 manages the development and implementation of AIB Group's information technology and e-business strategy and associated investments. These activities include the consolidation and optimisation of the technology infrastructure with an emphasis on prioritisation and leveraging benefits across the Group. ENeB costs not allocated to other divisions are included in Group.

Group also includes interest income earned on capital not allocated to divisions, the funding cost of certain acquisitions, hedging costs in relation to the translation of foreign currency profits, and central services costs.

Group profit and loss account	Year 2001 € m	Year 2000 € m
Net interest income	**45**	50
Other finance income	**11**	8
Other income	**(8)**	(42)
Total operating income	**48**	16
Total operating expenses	**54**	41
Operating profit before provisions	**(6)**	(25)
Provisions	**55**	(1)
Operating profit - continuing activities	**(61)**	(24)
Income from associated undertakings	**(1)**	–
Profit on disposal of business	**93**	–
Profit/(loss) on ordinary activities before taxation	**31**	(24)

Group reported a profit of € 31 million in the year to December 2001, compared with a loss of € 24 million in 2000. The profit includes € 93 million from the sale of AIB's interests in KCH and the € 50 million additional unallocated credit provision created at Group level. Excluding these items, the reduced loss was primarily due to lower hedging costs on the translation of foreign currency profits.

1 Accounting policies and presentation of financial information

There are no changes to the accounting policies as set out on pages 39 to 41 of the Annual Report and Accounts for the year ended 31 December 2000, except as outlined below in respect of the implementation of Financial Reporting Standard 17 'Retirement benefits' ('FRS 17').

The Group has adopted FRS 17 in the preparation of its accounts for the year ended 31 December 2001. FRS 17 applies to all types of benefits that an employer provides after employees have completed their service, including pensions and other retirement benefits. Changes to the Group accounting policy for retirement benefits apply to defined benefit schemes only. There is no change to the accounting for defined contribution schemes arising from the implementation of FRS 17.

FRS 17 requires that scheme assets are valued at fair value and scheme liabilities are measured using the projected unit method. Net scheme assets and liabilities, reduced by deferred tax amounts, are required to be shown on the face of the balance sheet as a pension surplus or deficit as appropriate. Previously, a surplus or deficit within a scheme was not recognised on the Group's balance sheet.

Under FRS 17, the profit and loss account charge consists of two elements:- the current service cost, recorded in administrative expenses; and the net of the expected return on pension assets and the interest cost of the pension liabilities, recorded in other finance income. Previously, the charge to the profit and loss account in respect of defined benefit pension schemes and other retirement benefits was determined by funding rates recommended by independent qualified actuaries.

Actuarial gains or losses are recognised through the statement of total recognised gains and losses. Previously these gains and losses were spread in the profit and loss account, as a component of pension expense, over the employees remaining service lives.

The change in accounting policy arising from the adoption of FRS 17 has resulted in a prior year adjustment and comparative figures have been restated accordingly. This change has resulted in a net credit to shareholders' funds of € 648 million as at 1 January 2001. The 31 December 1999 impact on shareholders' funds was a credit of € 809 million. Profit before tax for the years ended 31 December 2000 and 1999 has increased by € 23 million and € 31 million respectively. The effect on 2001 profit before tax was to increase profits by € 39 million.

During 2001, a new divisional structure was put in place with the creation of a new AIB Bank GB & NI division incorporating the businesses of Allied Irish Bank (GB) and First Trust Bank. In addition, a new Enterprise Networks and eBusiness division, with responsibility for the development and implementation of AIB Group's IT and eBusiness strategy, was formed. The segmental information has been restated to reflect these changes in the organisational structure.

The currency used in these accounts is the euro which is denoted by 'EUR' or the symbol €.

2 Segmental information

							2001
	AIB Bank ROI € m	AIB Bank GB & NI € m	USA € m	Capital Markets € m	Poland € m	Group/ ENeB € m	Total € m
Operations by business segments[1]							
Net interest income	843	336	584	210	275	45	2,293
Other finance income	43	3	2	8	–	11	67
Other income before exceptional item	359	161	446	305	163	(8)	1,426
Total operating income before exceptional item	1,245	500	1,032	523	438	48	3,786
Total operating expenses	641	259	638	296	396	54	2,284
Provisions	44	19	39	38	9	55	204
Group operating profit before exceptional item	560	222	355	189	33	(61)	1,298
Income from associated undertakings	–	–	–	5	–	(1)	4
Profit on disposals	2	1	–	–	3	93	99
Group profit on ordinary activities before exceptional item	562	223	355	194	36	31	1,401
Exceptional foreign exchange dealing losses	–	–	(789)	–	–	–	(789)
Group profit on ordinary activities before taxation	562	223	(434)	194	36	31	612
Balance sheet							
Total loans	17,797	7,784	14,586	12,535	4,646	97	57,445
Total deposits	21,016	7,015	17,226	21,472	5,968	116	72,813
Total assets	23,588	8,892	22,007	26,939	7,238	173	88,837
Total risk weighted assets	15,987	7,542	22,403	18,821	4,105	–	68,858
Net assets	1,126	532	1,578	1,326	289	–	4,851

2 Segmental information *(continued)*	AIB Bank ROI €m	AIB Bank GB & NI €m	USA €m	Capital Markets €m	Poland €m	Group/ ENeB €m	Total €m
							2000 (Restated)
Operations by business segments[1]							
Net interest income before exceptional item	738	318	537	127	252	50	2,022
Other finance income	46	4	4	8	1	8	71
Other income	357	151	381	304	153	(42)	1,304
Total operating income before exceptional item	1,141	473	922	439	406	16	3,397
Total operating expenses	593	248	554	265	296	41	1,997
Provisions	36	20	38	18	23	(1)	134
Group operating profit before exceptional item	512	205	330	156	87	(24)	1,266
Income from associated undertakings	–	–	–	3	–	–	3
Profit on disposals	4	–	–	–	1	–	5
Group profit on ordinary activities before exceptional item	516	205	330	159	88	(24)	1,274
Deposit interest retention tax							(113)
Group profit on ordinary activities before taxation							1,161
Balance sheet							
Total loans	15,669	7,443	12,995	10,386	3,645	101	50,239
Total deposits	18,609	6,410	15,941	19,271	4,897	82	65,210
Total assets	21,184	8,487	20,415	23,720	6,060	384	80,250
Total risk weighted assets	14,302	6,789	20,318	14,879	3,655	279	60,222
Net assets	1,174	557	1,668	1,222	300	23	4,944

	AIB Bank ROI €m	AIB Bank GB & NI €m	USA €m	Capital Markets €m	Poland €m	Group/ ENeB €m	Total €m
							1999 (Restated)
Operations by business segments[1]							
Net interest income	655	277	506	141	139	52	1,770
Other finance income	36	4	3	6	1	21	71
Other income	300	122	296	270	87	(23)	1,052
Total operating income	991	403	805	417	227	50	2,893
Total operating expenses	526	229	460	244	155	44	1,658
Provisions	30	15	33	23	9	(18)	92
Group operating profit	435	159	312	150	63	24	1,143
Income from associated undertakings	–	–	1	2	–	–	3
Profit on disposals	1	1	–	–	–	15	17
Group profit on ordinary activities before taxation	436	160	313	152	63	39	1,163
Balance sheet							
Total loans	12,862	6,444	11,769	9,013	2,754	285	43,127
Total deposits	16,465	5,491	14,357	14,758	3,993	177	55,241
Total assets	17,615	7,596	17,822	19,172	4,997	605	67,807
Total risk weighted assets	11,892	5,987	16,898	11,415	2,838	245	49,275
Net assets	1,076	542	1,530	1,033	257	22	4,460

[1]The business segment information is based on management accounts information. Income on capital is allocated to the divisions on the basis of the capital required to support the level of risk weighted assets. Interest income earned on capital not allocated to divisions, the funding cost of the Bank Zachodni acquisition and central services costs are reported in Group.

2 Segmental information *(continued)*	Republic of Ireland €m	United States of America €m	United Kingdom €m	Poland €m	Rest of the world €m	2001 Total €m
Operations by geographical segments[2]						
Net interest income	924	627	450	289	3	2,293
Other finance income	60	2	5	–	–	67
Other income before exceptional item	582	426	254	165	(1)	1,426
Total operating income before exceptional item	1,566	1,055	709	454	2	3,786
Total operating expenses	885	653	350	393	3	2,284
Provisions	132	44	19	9	–	204
Group operating profit before exceptional item	549	358	340	52	(1)	1,298
Income from associated undertakings	4	–	–	–	–	4
Profit on disposals	2	–	1	3	93	99
Group profit on ordinary activities before exceptional item	555	358	341	55	92	1,401
Exceptional foreign exchange dealing losses	–	(789)	–	–	–	(789)
Group profit on ordinary activities before taxation	555	(431)	341	55	92	612
Balance sheet						
Total loans	27,224	14,665	10,899	4,646	11	57,445
Total deposits	33,062	19,078	14,705	5,968	–	72,813
Total assets	42,089	22,729	16,772	7,235	12	88,837
Net assets	2,245	1,257	1,029	320	–	4,851

	Republic of Ireland €m	United States of America €m	United Kingdom €m	Poland €m	Rest of the world €m	2000 (Restated) Total €m
Operations by geographical segments[2]						
Net interest income before exceptional item	791	568	392	269	2	2,022
Other finance income	62	4	5	–	–	71
Other income	570	336	243	151	4	1,304
Total operating income before exceptional item	1,423	908	640	420	6	3,397
Total operating expenses	801	569	332	292	3	1,997
Provisions	51	38	23	23	(1)	134
Group operating profit before exceptional item	571	301	285	105	4	1,266
Income from associated undertakings	3	–	–	–	–	3
Profit on disposals	3	–	1	1	–	5
Group profit on ordinary activities before exceptional item	577	301	286	106	4	1,274
Deposit interest retention tax						(113)
Group profit on ordinary activities before taxation						1,161
Balance sheet						
Total loans	24,027	13,018	9,545	3,645	4	50,239
Total deposits	29,055	17,585	13,672	4,897	1	65,210
Total assets	36,889	20,891	16,170	6,052	248	80,250
Net assets	2,009	1,700	914	300	21	4,944

2 Segmental information *(continued)*	Republic of Ireland €m	United States of America €m	United Kingdom €m	Poland €m	Rest of the world €m	1999 (Restated) Total €m
Operations by geographical segments[2]						
Net interest income	754	514	350	149	3	1,770
Other finance income	62	3	6	–	–	71
Other income	483	299	182	86	2	1,052
Total operating income	1,299	816	538	235	5	2,893
Total operating expenses	726	470	298	154	10	1,658
Provisions	48	22	10	9	3	92
Group operating profit	525	324	230	72	(8)	1,143
Income from associated undertakings	2	1	–	–	–	3
Profit on disposals	16	–	1	–	–	17
Group profit on ordinary activities before taxation	543	325	231	72	(8)	1,163
Balance sheet						
Total loans	20,511	11,797	8,061	2,751	7	43,127
Total deposits	25,056	15,410	10,787	3,988	–	55,241
Total assets	31,676	18,125	12,764	5,000	242	67,807
Net assets	1,821	1,544	816	257	22	4,460

[2]The geographical distribution of profit before taxation is based primarily on the location of the office recording the transaction.

Assets by segment

The fungible nature of liabilities within the banking industry inevitably leads to allocations of liabilities to segments, some of which are necessarily subjective. Accordingly, the directors believe that the analysis of total assets is more meaningful than the analysis of net assets.

3 Other interest receivable and similar income	**2001 €m**	2000 €m	1999 €m
Interest on loans and advances to banks	**255**	238	157
Interest on loans and advances to customers	**3,684**	3,544	2,683
Income from leasing and hire purchase contracts	**209**	205	169
	4,148	3,987	3,009

4 Interest payable	**2001 €m**	2000 €m	1999 €m
Interest on deposits by banks and customer accounts	**2,744**	2,701	1,818
Interest on debt securities in issue	**176**	249	159
Interest on subordinated liabilities	**133**	155	95
	3,053	3,105	2,072

5 Deposit interest retention tax ('DIRT')

On 3 October 2000, AIB announced that it had reached a full and final settlement with the Irish Revenue Commissioners of € 114.33m in relation to DIRT, interest and penalties in Ireland for the period April 1986 to April 1999. The settlement included € 1.37m paid in prior years. Although AIB believe that it had an agreement with the Revenue Commissioners in 1991 in relation to DIRT, the Board considered that concluding this settlement was in the best interests of shareholders, customers and staff. As a result an exceptional charge of € 112.96m was reflected in the accounts for the year ended 31 December 2000.

6 Other finance income

Under FRS 17 'Retirement benefits', the net of the interest cost on liabilities and the expected return on assets is to be recorded as other finance income adjacent to interest. The interest cost represents the unwinding of the discount on the scheme liabilities. The expected return on assets is based on long-term expectations at the beginning of the period.

A description of the retirement benefit schemes operated by the Group is provided in note 11.

7 Dealing profits

(a) Dealing profits (before exceptional losses)	2001 € m	2000 € m	1999 € m
Foreign exchange contracts	**75**	69	30
Profits less losses from securities held for trading purposes	**2**	42	28
Interest rate contracts	**15**	(8)	16
	92	103	74

Dealing profits is a term prescribed by the European Communities (Credit Institutions: Accounts) Regulations, 1992. Dealing profits reflects trading income and excludes interest payable and receivable arising from these activities. Staff and other administrative expenses arising from trading activities are not included here but are included under the appropriate heading within administrative expenses *(note 9(a))*.

(b) Exceptional foreign exchange dealing losses

On 6 February 2002, the Group announced that investigations had commenced into foreign exchange trading operations at its US subsidiary, Allfirst Bank. The investigations have indicated that certain suspected fraudulent activities have given rise to losses in the amount of US$ 691.2m. The periods in which the losses arose extend back to 1997. In accordance with Irish GAAP the total costs arising from the suspected fraud have been reflected by way of an exceptional charge of € 789 million (tax credit € 276 million) in the accounts for the year ended 31 December 2001.

Treatment of exceptional foreign exchange dealing losses for US reporting purposes

Under US reporting requirements, the filing of the 2001 financial statements will effectively constitute a reissue of the financial statements for prior years. Accordingly, in the financial information provided to US investors the Irish GAAP statements for prior years will require to be restated in accordance with US Generally Accepted Accounting Standards.

8 Other operating income	2001 € m	2000 € m	1999 € m
Profit/(loss) on disposal of debt securities held for investment purposes	**24**	(1)	16
Profit on disposal of investments in associated undertakings	**1**	5	3
(Loss)/profit on disposal of equity shares	**(3)**	24	15
Contribution of life assurance company *(note 20)*	**84**	95	64
Contribution from securitised assets	**5**	4	3
Mortgage origination and servicing income	**10**	3	3
Miscellaneous operating income	**72**	72	56
	193	202	160

9 Administrative expenses

(a) Staff and other administrative expenses	**2001** **€ m**	2000 Restated € m	1999 Restated € m
Staff costs	**1,348**	1,192	1,010
Other administrative expenses	**703**	634	521
	2,051	1,826	1,531

(b) Integration costs in continuing businesses

On 13 June 2001, Bank Zachodni S.A. (Group interest 83.01%) merged with Wielkopolski Bank Kredytowy S.A. (Group interest 60.14%) through a share for share offering. The enlarged company, now called Bank Zachodni WBK S.A. (Group interest 70.47%), is listed on the Warsaw stock exchange. These costs relate to the integration of the two businesses.

10 Depreciation and amortisation	**2001** **€ m**	2000 € m	1999 € m
Depreciation of tangible fixed assets:			
Property depreciation	**37**	32	20
Equipment depreciation	**127**	113	99
	164	145	119
Amortisation of goodwill *(note 19)*	**31**	26	8
	195	171	127

11 Retirement benefits

The Group provides pension benefits for employees in Ireland, the UK, and the US, the majority of which are funded. Certain post-retirement benefits are also provided for retired employees, primarily healthcare and life insurance benefits in the US.

The Group operates a number of defined benefit schemes. The majority of staff in the Republic of Ireland are members of the AIB Group Irish Pension Scheme (the Irish scheme) while the majority of staff in the UK are members of the AIB Group UK Pension Scheme (the UK scheme). Allfirst sponsors a number of defined benefit schemes, the largest of which (the US scheme) covers substantially all employees of Allfirst and its subsidiaries. Retirement benefits for the defined benefit schemes are calculated by reference to service and pensionable salary at normal retirement date.

Independent actuarial valuations, for the main Irish and UK schemes, are carried out on a triennial basis. The last such valuation was carried out on 1 January 2001 using the Projected Unit Method. The schemes are funded and contribution rates of 10.0% and 22.6% have been set for the Irish and UK schemes respectively. As both these schemes are closed to new entrants, under the Projected Unit Method, the current service cost and the standard contribution rates will increase as members of the schemes approach retirement. Independent actuarial valuations of the US schemes are carried out annually. The last such valuation was carried out on 31 December 2001 using the Projected Unit Method. No contributions will be made in 2002 in respect of the main US scheme.

11 Retirement benefits *(continued)*

The following table summarises the financial assumptions adopted in respect of the main schemes.

Financial assumptions	as at 31 December 2001 %	2000 %	1999 %
Irish scheme			
Rate of increase in salaries	**4.0**	4.0	4.0
Rate of increase of pensions in payment	**2.5**	2.5	2.5
Discount rate	**5.75**	5.75	5.75
Inflation assumptions	**2.5**	2.5	2.5
UK scheme			
Rate of increase in salaries	**4.0**	4.0	4.0
Rate of increase of pensions in payment	**2.5**	2.5	2.5
Discount rate	**6.0**	6.0	6.0
Inflation assumptions	**2.5**	2.5	2.5
US scheme			
Rate of increase in salaries	**4.5**	4.0	4.0
Rate of increase of pensions in payment	**–**	–	–
Discount rate	**6.94**	7.47	7.93
Inflation assumptions	**3.0**	3.0	3.0

The following table sets out on a combined basis for all schemes the fair value of the assets held by the schemes together with the long term rate of return expected for each class of assets.

	as at 31 December 2001		as at 31 December 2000		as at 31 December 1999	
	Long term rate of return expected %	**Value € m**	Long term rate of return expected %	Value € m	Long term rate of return expected %	Value € m
Equities	**8.6**	**2,138**	7.4	2,280	7.1	2,405
Bonds	**5.6**	**391**	5.9	443	5.3	374
Other	**4.9**	**373**	5.1	407	5.1	313
Total market value of assets		**2,902**		3,130		3,092
Actuarial value of liabilities		**(2,645)**		(2,403)		(2,146)
Surplus in the schemes		**257**		727		946
Related deferred tax liability		**2**		102		150
Net pension asset		**255**		625		796

Included in the actuarial value of the liabilities is an amount in respect of commitments to pay annual pensions amounting to € 102,936 in aggregate to a number of former directors.

11 Retirement benefits *(continued)*

The following table sets out the components of the defined benefit cost for each of the three years ended 31 December 2001, 2000 and 1999.

	2001 € m	2000 € m	1999 € m
Other finance income			
Expected return on pension scheme assets	**213**	203	189
Interest on pension scheme liabilities	**(146)**	(132)	(118)
	67	71	71
Included within administrative expenses			
Current service cost	**79**	75	90
Past service cost	**5**	21	5
	84	96	95
Cost of providing defined retirement benefits	**17**	25	24

Analysis of the amount recognised in STRGL	**2001 € m**	2000 € m	1999 € m
Actual return less expected return on pension scheme assets	**(438)**	(158)	324
Experience gains and losses on scheme liabilities	**(32)**	(72)	(16)
Changes in financial assumptions	**(32)**	(18)	354
Actuarial (loss)/gain recognised	**(502)**	(248)	662
Deferred tax	**100**	47	(111)
Recognised in STRGL	**(402)**	(201)	551

Movement in surplus during the year	**2001 € m**	2000 € m	1999 € m
Surplus in scheme at beginning of year	**727**	946	245
Movement in year:			
Current service cost	**(79)**	(75)	(90)
Past service costs	**(5)**	(21)	(5)
Contributions	**50**	47	54
Other finance income	**67**	71	71
Actuarial (loss)/gain	**(502)**	(248)	662
Translation adjustment	**(1)**	7	9
Surplus in scheme at end of year	**257**	727	946

History of experience gains and losses	**2001 € m**	2000 € m	1999 € m
Difference between expected and actual return on scheme assets:			
Amount	**(438)**	(158)	324
Percentage of scheme assets	**15%**	5%	10%
Experience gains and losses on scheme liabilities:			
Amount	**(32)**	(72)	(16)
Percentage of scheme liabilities	**1%**	3%	1%
Total amount recognised in STRGL:			
Amount	**(502)**	(248)	662
Percentage of scheme liabilities	**19%**	10%	31%

11 Retirement benefits *(continued)*

The Group operates a number of defined contribution schemes. The defined benefit schemes in Ireland and the UK were closed to new members from December 1997. Employees joining after December 1997 join on a defined contribution basis. The standard contribution rate in Ireland is 10%. The standard contribution rate in the UK is 5% and these members are also accruing benefits under SERPS (the State Earnings Related Pension Scheme). Allfirst provides a defined contribution plan whereby eligible employees can contribute, subject to certain limitations, varying percentages of their annual compensation. Allfirst matches 100% of the first 3% and 50% of the next 3% of an employees contribution. The total cost in respect of defined contribution schemes for 2001 was € 22m (2000: € 17m; 1999: € 12m).

12 Profit on disposal of business

In August 2001, AIB's interests in Keppel Capital Holdings Ltd. were sold to Oversea-Chinese Banking Corporation Limited, giving rise to a profit before taxation on disposal of € 93m (tax charge € nil).

In October 1999, AIB's private banking and treasury operations in Singapore were sold to Keppel TatLee Bank Limited, giving rise to a profit before taxation on disposal of € 15m (tax charge € 4m).

13 Taxation	2001 € m	2000 Restated € m	1999 Restated € m
Allied Irish Banks, p.l.c. and subsidiaries			
Corporation tax in Republic of Ireland			
Current tax on income for the period	**88**	69	107
Adjustments in respect of prior periods	**(6)**	(1)	–
	82	68	107
Double taxation relief	**(17)**	(15)	(14)
	65	53	93
Foreign tax			
Current tax on income for the period	**64**	146	120
Adjustments in respect of prior periods	**(8)**	(5)	1
	56	141	121
Stamp duty on section 84 interest	**–**	–	1
	121	194	215
Deferred taxation on ordinary activities	**(66)**	125	118
	55	319	333
Effective tax rate – adjusted[1]	**23.6%**	25.8%	28.6%

[1]The adjusted effective tax rate has been presented to eliminate the effect of the exceptional foreign exchange dealing losses in 2001 *(note 7(b))* and the deposit interest retention tax settlement in 2000 *(note 5)*.

14 Equity and non-equity minority interests in subsidiaries	2001 € m	2000 € m	1999 € m
The profit attributable to minority interests is analysed as follows:			
Equity interest in subsidiaries	**15**	28	18
Non-equity interest in subsidiaries	**8**	10	10
	23	38	28

15 Earnings per €0.32 ordinary share

	2001	2000 Restated	1999 Restated
(a) Basic			
Group profit attributable to the ordinary shareholders[1]	**€ 484m**	€ 784m	€ 786m
Weighted average number of shares in issue during the year[1]	**861.4m**	856.1m	850.3m
Earnings per share	**EUR 56.2c**	EUR 91.6c	EUR 92.5c

[1]In accordance with FRS 14 - 'Earnings per share', dividends arising on the shares held by the employee share trusts are excluded in arriving at profit before taxation and deducted from the aggregate of dividends paid and proposed. The shares held by the trusts are excluded from the calculation of weighted average number of shares in issue.

	Earnings per €0.32 ordinary share		
(b) Adjusted	**2001**	2000 Restated cent per €0.32 share	1999 Restated
As reported	**56.2**	91.6	92.5
Adjustments			
Exceptional foreign exchange dealing losses *(note 7(b))*	**59.6**	–	–
Deposit interest retention tax *(note 5)*	**–**	12.0	–
Goodwill amortisation *(note 19)*	**3.6**	3.1	1.0
	119.4	106.7	93.5

The adjusted earnings per share figure has been presented to eliminate the effect of the goodwill amortisation in 2001, 2000 and 1999, the exceptional foreign exchange dealing losses in 2001 and the deposit interest retention tax settlement in 2000.

(c) Diluted	**2001**	2000 Restated	1999 Restated
		Number of shares (millions)	
Weighted average number of shares in issue during the period	**861.4**	856.1	850.3
Dilutive effect of options outstanding	**5.7**	5.8	8.9
Diluted	**867.1**	861.9	859.2

The weighted average number of ordinary shares reflects the dilutive effect of options outstanding under the employee share trusts, the Executive Share Option Scheme and the Allfirst Stock Option Plans.

16 Loans and advances to customers

	2001 €m	2000 €m
Loans and advances to customers	**47,674**	42,159
Amounts receivable under finance leases	**2,447**	2,446
Amounts receivable under hire purchase contracts	**863**	846
Money market funds	**232**	429
	51,216	45,880

	2001 €m	2000 €m
Non-performing loans – Loans accounted for on a non-accrual basis		
AIB Bank ROI division	**162**	139
AIB Bank GB & NI division	**107**	93
USA division	**87**	87
Capital Markets division	**34**	29
Poland division	**643**	523
	1,033	871

17 Provisions for bad and doubtful debts

	2001 € m	2000 € m
At 1 January	**872**	771
Exchange translation adjustments	**46**	33
Acquisition of Group undertakings	**–**	35
Charge against profit and loss account	**179**	133
Amounts written off	**(113)**	(132)
Recoveries of amounts written off in previous years	**25**	32
At 31 December	**1,009**	872
At 31 December		
Specific	**555**	452
General	**454**	420
	1,009	872

18 Debt securities

	2001 Book amount € m	2001 Market value € m	2000 Book amount € m	2000 Market value € m
Held as financial fixed assets				
Issued by public bodies:				
Government securities	**5,014**	**5,082**	6,113	6,102
Other public sector securities	**4,012**	**4,053**	4,001	3,995
Issued by other issuers:				
Bank and building society certificates of deposit	**518**	**519**	395	396
Other debt securities	**6,755**	**6,814**	6,136	6,168
	16,299	**16,468**	16,645	16,661
Held for trading purposes				
Issued by public bodies:				
Government securities	**511**		431	
Other public sector securities	**1,401**		904	
Issued by other issuers:				
Bank and building society certificates of deposit	**48**		46	
Other debt securities	**1,823**		960	
	3,783		2,341	
	20,082		18,986	

19 Intangible fixed assets

	2001 €m	2000 €m
Goodwill		
Cost at 1 January	**500**	476
Arising on acquisitions during the year	**59**	24
Exchange translation adjustments	**1**	–
At 31 December	**560**	500
Accumulated amortisation at 1 January	**34**	8
Charge for the year *(note 10)*	**31**	26
At 31 December	**65**	34
Net book value		
At 31 December	**495**	466

Intangible fixed assets comprise purchased goodwill arising on acquisition of subsidiary and associated undertakings. Prior to 1 January 1998 goodwill arising on acquisition of subsidiary and associated undertakings was taken directly to profit and loss account reserves. The goodwill arising on acquisitions during 2001 and 2000 is set out in the following table:

	2001 €m	2000 €m
Community Counselling Service Co., Inc.	**51**	–
Bank Zachodni WBK S.A.	**4**	24
Other	**4**	–
	59	24

20 Long-term assurance business

The assets and liabilities of Ark Life Assurance Company Limited ('Ark Life') representing the value of the assurance business together with the policyholders' funds are:

	2001 €m	2000 €m
Investments	**2,352**	2,150
Value of investment in business	**190**	138
Other assets – net	**26**	91
	2,568	2,379
Long-term assurance liabilities to policyholders	**(2,264)**	(2,141)
Long-term assurance business attributable to shareholders	**304**	238
Represented by:		
Shares at cost	**19**	19
Reserves	**281**	218
Profit and loss account	**4**	1
	304	238

The increase in the value to the Group of Ark Life's long-term assurance and pensions business in force credited to the profit and loss account and included in other operating income amounted to €84m after grossing-up for taxation (2000: €95m; 1999: €64m).

21 Customer accounts

	2001 €m	2000 €m
Current accounts	**16,300**	12,701
Demand deposits	**11,165**	10,297
Time deposits	**22,896**	21,094
	50,361	44,092
Securities sold under agreements to repurchase	**726**	889
Other short-term borrowings	**3,470**	3,456
	4,196	4,345
	54,557	48,437

22 Equity and non-equity minority interests in subsidiaries

	2001 €m	2000 €m
Equity interest in subsidiaries	**191**	158
Non-equity interest in subsidiaries	**121**	114
	312	272

23 Issue of reserve capital instruments

On 5 February 2001, the Group issued € 500 million 7.5% Step-up Callable Perpetual Reserve Capital Instruments (RCIs).

24 Average balance sheets and interest rates

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for the years ended 31 December 2001 and 2000. The calculation of average balances include daily and monthly averages for reporting units. The average balances used are considered to be representative of the operations of the Group.

	Year ended 31 December 2001			Year ended 31 December 2000 (Restated)		
Assets	**Average balance €m**	**Interest €m**	**Average rate %**	Average balance €m	Interest €m	Average rate %
Placings with banks						
Domestic offices	**3,441**	**138**	**4.0**	2,410	114	4.7
Foreign offices	**2,041**	**117**	**5.7**	1,897	123	6.5
Loans to customers[1]						
Domestic offices	**21,210**	**1,390**	**6.6**	18,570	1,239	6.7
Foreign offices	**25,026**	**2,051**	**8.2**	22,772	2,056	9.0
Placings with banks and loans to customers[1]						
Domestic offices	**24,651**	**1,528**	**6.2**	20,980	1,353	6.4
Foreign offices	**27,067**	**2,168**	**7.9**	24,669	2,179	8.8
Funds sold						
Domestic offices	**–**	**–**	**–**	–	–	–
Foreign offices	**93**	**2**	**2.7**	75	5	6.4
Debt securities and government bills						
Domestic offices	**8,886**	**432**	**4.9**	7,100	398	5.6
Foreign offices	**11,558**	**784**	**6.8**	11,014	775	7.0
Instalment credit and finance lease receivables						
Domestic offices	**1,880**	**119**	**6.3**	1,739	109	6.3
Foreign offices	**1,458**	**90**	**6.2**	1,449	96	6.6
Total interest earning assets						
Domestic offices	**35,417**	**2,079**	**5.9**	29,819	1,860	6.2
Foreign offices	**40,176**	**3,044**	**7.6**	37,207	3,055	8.2
	75,593	**5,123**	**6.8**	67,026	4,915	7.3
Allowance for loan losses	**(939)**			(828)		
Non-interest earning assets	**8,707**			8,041		
Total assets	**83,361**	**5,123**	**6.1**	74,239	4,915	6.6
Percentage of assets applicable to foreign activities			**53.5**			55.5

[1]Loans to customers include money market funds. Non-accrual loans and loans classified as problem loans are also included within this caption.

24 Average balance sheets and interest rates *(continued)*

Liabilities and stockholders' equity	Year ended 31 December 2001 Average balance €m	Interest €m	Average rate %	Year ended 31 December 2000 (Restated) Average balance €m	Interest €m	Average rate %
Interest bearing deposits and other short-term borrowings						
Domestic offices	**27,285**	**1,044**	**3.8**	22,797	944[1]	4.1[1]
Foreign offices	**32,519**	**1,588**	**4.9**	30,058	1,701	5.7
Funds purchased						
Domestic offices	**–**	**–**	**–**	–	–	–
Foreign offices	**1,694**	**65**	**3.8**	1,522	93	6.1
Subordinated liabilities						
Domestic offices	**1,459**	**81**	**5.6**	1,478	97	6.6
Foreign offices	**788**	**52**	**6.6**	750	58	7.7
Total interest bearing liabilities						
Domestic offices	**28,744**	**1,125**	**3.9**	24,275	1,041[1]	4.3[1]
Foreign offices	**35,001**	**1,705**	**4.9**	32,330	1,852	5.7
	63,745	**2,830**	**4.4**	56,605	2,893[1]	5.1[1]
Interest-free liabilities						
Current accounts	**9,578**			8,503		
Other liabilities	**4,143**			3,917		
Minority equity and non-equity interests	**298**			246		
Preference share capital	**253**			266		
Reserve capital instruments	**447**			–		
Ordinary stockholders' equity	**4,897**			4,702		
Total liabilities and stockholders' equity	**83,361**	**2,830**	**3.4**	74,239	2,893[1]	3.9[1]
Percentage of liabilities applicable to foreign activities			**53.9**			55.2

[1]The interest amount and the average rate have been presented to eliminate the effect of the deposit interest retention tax settlement *(note 5)*.

25 Memorandum items: contingent liabilities and commitments

	Contract amount 2001 €m	2000 €m
Contingent liabilities:		
Acceptances and endorsements	**142**	147
Guarantees and assets pledged as collateral security	**5,245**	4,027
Other contingent liabilities	**1,125**	1,089
	6,512	5,263
Commitments:		
Committments arising out of sale and option to resell transactions	**402**	257
Other commitments	**18,597**	15,855
	18,999	16,112
	25,511	21,375

The Group's maximum exposure to credit loss under contingent liabilities and commitments to extend credit, in the event of non-performance by the other party where all counterclaims, collateral or security prove valueless, is represented by the contractual amounts of those instruments.

26 Reporting currency

The currency used in these accounts is the euro which is denoted by 'EUR' or the symbol €. The euro was introduced on 1 January 1999. The countries participating in the European Single Currency are: Austria, Belgium, Finland, France, Germany, Greece, Italy, Luxembourg, the Netherlands, Portugal, Spain and Ireland. The national currency units of these participating currencies co-existed with the euro, as denominations of the new single currency until 31 December 2001. Euro notes and coins were introduced on 1 January 2002. Ireland joined the European Single Currency at the fixed translation rate of EUR 1=IR £0.787564. Each euro is made up of one hundred cents, denoted by the symbol 'c' in these accounts.

27 Form 20-F

An annual report on Form 20-F will be filed with the Securities and Exchange Commission, Washington D.C. and, when filed, will be available to shareholders on application to the Company Secretary.

28 Approval of accounts

The accounts were approved by the board of directors on 19 February 2002.

Financial and other information	2001	2000 Restated
Operating ratios		
Operating expenses[1]/operating income	**59.3%[2]**	58.8%[2]
Tangible operating expenses[3]/operating income	**58.5%[2]**	58.0%[2]
Other income[4]/operating income	**39.4%[2]**	40.5%[2]
Net interest margin:		
Group	**3.03%**	3.02%[5]
Domestic	**2.69%**	2.75%[5]
Foreign	**3.34%**	3.23%
Rates of exchange		
€ /US $		
Closing	**0.8813**	0.9305
Average	**0.8947**	0.9259
€ /Stg £		
Closing	**0.6085**	0.6241
Average	**0.6198**	0.6091
€ /PLN		
Closing	**3.4953**	3.8498
Average	**3.6573**	4.0121

[1]Excludes integration costs of € 38.2m (2000: nil).

[2]Adjusted to exclude the impact of the exceptional foreign exchange dealing losses in 2001 and the deposit interest retention tax settlement ('DIRT') in 2000. Including the exceptional foreign exchange dealing losses and DIRT, operating expenses/operating income was 76.2% (2000: 60.8%), tangible operating expenses/operating income was 73.9% (2000: 60.0%) and other income/operating income was 49.8% (2000: 41.9%).

[3]Excludes amortisation of goodwill of € 30.9m (2000: € 26.3m) and integration costs of € 38.2m (2000: nil).

[4]Other income includes other finance income.

[5]The Group and domestic net interest margins have been adjusted to exclude the impact of the deposit interest retention tax settlement.

Capital adequacy information	2001 € m	2000 € m
Risk weighted assets		
Banking book:		
On balance sheet	**54,839**	49,396
Off-balance sheet	**10,854**	8,779
	65,693	58,175
Trading book:		
Market risks	**2,897**	1,956
Counterparty and settlement risks	**268**	91
	3,165	2,047
Total risk weighted assets	**68,858**	60,222
Capital		
Tier 1	**4,479**	3,814
Tier 2	**2,742**	2,926
	7,221	6,740
Supervisory deductions	**294**	214
Total	**6,927**	6,526

Five year financial summary

2001 US $m	Summary of consolidated profit and loss account	2001 € m	2000 Restated €m	1999 Restated €m	1998 €m	1997 €m
						Year ended 31 December
2,021	Net interest income before exceptional item	**2,293**	2,022	1,770	1,609	1,374
–	Deposit interest retention tax	**–**	(113)	–	–	–
2,021	Net interest income after exceptional item	**2,293**	1,909	1,770	1,609	1,374
59	Other finance income	**67**	71	71	–	–
1,257	Other income before exceptional item	**1,426**	1,304	1,052	980	757
(695)	Exceptional foreign exchange dealing losses	**(789)**	–	–	–	–
2,642	Total operating income after exceptional items	**2,997**	3,284	2,893	2,589	2,131
2,013	Total operating expenses	**2,284**	1,997	1,658	1,442	1,384
629	Group operating profit before provisions	**713**	1,287	1,235	1,147	747
180	Provisions	**204**	134	92	134	94
449	Group operating profit	**509**	1,153	1,143	1,013	653
4	Income from associated undertakings	**4**	3	3	4	9
5	Profit/(loss) on disposal of property	**6**	5	2	32	(2)
82	Profit on disposal of business	**93**	–	15	–	76
540	Group profit before taxation	**612**	1,161	1,163	1,049	736
49	Taxation on ordinary activities	**55**	319	333	315	230
–	Impact of phased reduction in Irish corporation tax rates on deferred tax balances	**–**	–	–	55	–
49		**55**	319	333	370	230
20	Equity and non-equity minority interests	**23**	38	28	29	23
44	Dividends on non-equity shares	**50**	20	16	17	18
427	Group profit attributable to the ordinary shareholders of Allied Irish Banks, p.l.c.	**484**	784	786	633	465
335	Dividends on equity shares	**380**	335	288	239	177
1.3	Dividend cover – times	**1.3**	2.3	2.7	2.7	2.6
49.5	Earnings per € 0.32 share – basic	**56.2c**	91.6c	92.5c	74.7c	60.9c
105.2	Earnings per € 0.32 share – adjusted	**119.4c**	106.7c	93.5c	81.1c	–
49.3	Earnings per € 0.32 share – diluted	**55.9c**	91.0c	91.6c	73.7c	60.6c

2001 US $m	Summary of consolidated balance sheet	2001 €m	2000 Restated €m	1999 Restated €m	1998 €m	1997 €m
						Year ended 31 December
78,292	Total assets	**88,837**	80,250	67,807	53,720	47,777
50,626	Loans etc	**57,445**	50,239	43,127	35,496	32,390
64,170	Deposits etc	**72,813**	65,210	55,241	44,840	40,063
1,405	Dated capital notes	**1,594**	1,836	1,587	970	1,002
375	Undated capital notes	**426**	413	397	170	178
275	Equity and non-equity minority interests in subsidiaries	**312**	272	227	213	219
683	Shareholders' funds: non-equity interests	**775**	264	245	210	160
4,275	Shareholders' funds: equity interests	**4,851**	4,944	4,460	2,829	2,299
7,013	Total capital resources	**7,958**	7,729	6,916	4,392	3,858

Other financial data	2001 %	2000 Restated %	1999 Restated %	1998 %	1997 %
	Year ended 31 December				
Return on average total assets	**0.67(1)**	1.13(2)	1.36	1.29(3)	1.23
Return on average ordinary shareholders' equity	**9.9(1)**	16.7(2)	20.9	25.4(3)	23.6
Dividend payout ratio	**78.5**	42.7	36.6	37.9	38.0
Average ordinary shareholders' equity as a percentage of average total assets	**5.9**	6.4	6.2	4.7	4.8
Allowance for loan losses as a percentage of total loans to customers at year end	**1.9**	1.9	1.9	1.8	1.9
Net interest margin	**3.03**	3.02	3.27	3.33	3.67
Tier 1 capital ratio	**6.5**	6.3	6.4	7.5	7.4
Total capital ratio	**10.1**	10.8	11.3	11.1	11.1

(1)Excluding the impact of the exceptional foreign exchange dealing losses, the return on average total assets was 1.28% and the return on average ordinary shareholders' equity was 19.4%.

(2)Excluding the impact of the deposit interest retention tax settlement, the return on average total assets was 1.27% and the return on average ordinary shareholders' equity was 18.7%.

(3)Excluding the impact of the phased reduction in Irish corporation tax rates on deferred tax balances, the return on average total assets was 1.39% and the return on average ordinary shareholders' equity was 27.3%.

Accounts in Sterling, US Dollars and Polish Zloty

Summary of consolidated profit and loss account for the year ended 31 December 2001	€ m	STG £m STG £0.6085 = €1	US $m US $0.8813 = €1	PLN m PLN 3.4953 = €1
Group operating profit before provisions and exceptional item	1,502	914	1,324	5,251
Exceptional foreign exchange dealing losses	(789)	(480)	(695)	(2,758)
Group operating profit before provisions	713	434	629	2,493
Provisions	204	124	180	712
Group operating profit	509	310	449	1,781
Income from associated undertakings	4	2	4	14
Profit on disposal of property	6	4	5	21
Profit on disposal of business	93	56	82	324
Group profit on ordinary activities before taxation	612	372	540	2,140
Taxation	55	33	49	192
Group profit on ordinary activities after taxation	557	339	491	1,948
Group profit attributable to the ordinary shareholders of Allied Irish Banks, p.l.c.	484	295	427	1,692
Dividends on equity shares	380	231	335	1,328
Earnings per € 0.32 share – basic	56.2c	34.2p	49.5¢	196.4 PLN
Earnings per € 0.32 share – adjusted	119.4c	72.7p	105.2¢	417.3 PLN
Earnings per € 0.32 share – diluted	55.9c	34.0p	49.3¢	195.4 PLN

Summary of consolidated balance sheet 31 December 2001	€ m	Stg £m	US $m	PLN m
Assets				
Loans and advances to banks	6,047	3,680	5,329	21,136
Loans and advances to customers	51,216	31,165	45,137	179,015
Debt securities and equity shares	20,414	12,422	17,991	71,353
Intangible fixed assets	495	301	437	1,730
Tangible fixed assets	1,305	794	1,150	4,561
Other assets	7,096	4,318	6,253	24,801
Long-term assurance assets attributable to policyholders	2,264	1,377	1,995	7,914
	88,837	54,057	78,292	310,510
Liabilities				
Deposits by banks	13,223	8,046	11,653	46,216
Customer accounts	54,557	33,198	48,081	190,693
Debt securities in issue	5,033	3,062	4,436	17,593
Other liabilities	5,802	3,530	5,113	20,276
Subordinated liabilities	2,020	1,229	1,780	7,061
Equity and non-equity minority interests in subsidiaries	312	190	275	1,092
Shareholders' funds	5,626	3,424	4,958	19,665
Long-term assurance liabilities to policyholders	2,264	1,378	1,996	7,914
	88,837	54,057	78,292	310,510

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date 21st February 2002

By

Declan Mc Sweeney

Chief Financial Officer

Allied Irish Banks, p.l.c.

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